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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

/x/	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2000

OR

/ /	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

Commission File Number: 0-21660

A. Full title of the Plan:

    PAPA JOHN'S INTERNATIONAL, INC. 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

    PAPA JOHN'S INTERNATIONAL, INC.
2002 Papa John's Boulevard
Louisville, Kentucky 40299-2334
(502) 261-7272

FINANCIAL STATEMENTS AND SCHEDULE

Papa John's International, Inc. 401(k) Plan

Years ended December 31, 2000 and 1999
with Report of Independent Auditors

Papa John's International, Inc. 401(k) Plan

Financial Statements
and Schedule

Years ended December 31, 2000 and 1999

Report of Independent Auditors

401 (k) Plan Committee
Papa John's International, Inc.

    We have audited the accompanying statements of net assets available for benefits of the Papa John's International, Inc. 401(k) Plan (the Plan) as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

    Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year as of December 31, 2000, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                      /s/ Ernst & Young LLP

June 8, 2001
Louisville, Kentucky

Papa John's International, Inc. 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31
	2000	1999
Assets
Investments at fair value:
Papa John's International, Inc. common stock	$481,646	$144,850
Mutual funds	8,485,576	6,754,395
Interest bearing cash	7,976	478,576
Participant loans	497,207	215,724
Investments at contract value:
Guaranteed investment contract	700,036	—

Total investments	10,172,441	7,593,545
Contributions receivable:
Participants	59,233	228,302
Employer	453,671	217,748

Total contributions receivable	512,904	446,050

Total assets	10,685,345	8,039,595
Liabilities
Excess contributions refundable to participants	83	108

Net assets available for benefits	$10,685,262	$8,039,487

See accompanying notes.

Papa John's International, Inc. 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

	December 31
	2000	1999
Changes in net assets attributable to:
Investment (loss) income:
Net (depreciation) appreciation in fair value of investments	$(812,947)	$711,881
Interest and dividends	246,313	502,833

Net investment (loss) income	(566,634)	1,214,714
Contributions:
Participants	2,857,376	2,351,148
Rollover	1,035,169	181,175
Employer	453,671	217,748

Total contributions	4,346,216	2,750,071
Benefits paid to participants	(1,116,388)	(455,474)
Administrative fee	(17,419)	(3,650)

Net increase	2,645,775	3,505,661
Net assets available for benefits at beginning of year	8,039,487	4,533,826

Net assets available for benefits at end of year	$10,685,262	$8,039,487

See accompanying notes.

Papa John's International, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2000

1.  Description of Plan

    Papa John's International, Inc. (the Company) established the Papa John's International, Inc. 401(k) Plan (the Plan) on October 1, 1995. The Plan is a defined contribution plan available to all employees of the Company, and its subsidiaries, who have attained the age of twenty-one, completed one year of service and who work at least 1,000 hours annually. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

    Participants may voluntarily elect to contribute from 1 to 15 percent of their annual eligible wages to their account within the Plan. Effective January 1, 2001, participants may elect to contribute up to 20 percent of their annual eligible wages. The Company may, at its discretion, make matching or profit sharing contributions to the Plan. During 2000 and 1999, the Company contributed, to participants actively employed on the last day of each plan year, an amount equal to 25 percent of the pretax contributions made by participants up to 6% of eligible compensation. The 1999 contribution covered the period July 1, 1999 through December 31, 1999.

    The contributions are allocated at the direction of the participant among selected investments. Each fund's investment income or loss, less any investment management fee, is allocated to participant accounts based on their proportionate interest in the fund. The value of participant accounts will fluctuate with the market value of the securities in which the fund is invested. Participant contributions and the earnings on those contributions are immediately vested to the participant. Company discretionary contributions vest subject to a five-year graded vesting schedule. In order to receive vesting credit in a Plan year, participants must have had at least 1,000 hours of service in the Plan year. Vested contributions are payable upon retirement, death or disability, termination of employment, or earlier for hardship reasons. Participants may also borrow from their account through participant loans. Forfeited balances of terminated participants' non-vested accounts are used to reduce future Company contributions. The Summary Plan Description provides a more complete description of the Plan's provisions.

    During 2000, the Plan changed its record keeper and trustee. In conjunction with the change, the investment offerings to participants were also changed from eight mutual funds to 13 mutual funds and an option to invest in a guaranteed investment contract with Metropolitan Life Insurance Company (MetLife). There was no impact on Plan benefits as a result of this change.

    Certain Plan administrative expenses are paid directly by the Company.

    Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

2.  Significant Accounting Policies

Investments

    Papa John's International, Inc. Common Stock is stated at fair value as determined by the last reported sales price on the last business day of the plan year. Mutual funds are stated at fair value as determined by quoted market prices. Participant loans are stated at an estimated fair value based on their outstanding balances.

    In 2000, the Plan entered into a guaranteed investment contract with MetLife, which is a benefit-responsive investment contract. MetLife maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value as reported to the Plan by MetLife. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

Contributions

    Contributions from participants are recorded when the Company makes payroll deductions. Discretionary employer contributions are determined, funded and recorded annually. Contributions receivable represent amounts not yet deposited into the participants' individual accounts.

Excess Contributions Refundable to Participants

    The Plan is subject to certain contribution limits for highly-compensated participants as defined by the Internal Revenue Code (the IRC). Calculations performed subsequent to the Plan year-end indicated excess contributions refundable to participants of $83 and $108 as of December 31, 2000 and 1999, respectively.

Use of Estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan's management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications

    Certain amounts in the 1999 financial statements have been reclassified to conform to the 2000 presentation.

3.  Investments

    The Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in fair value during the years as follows:

	2000	1999
Common stock	$(59,190)	$(92,262)
Mutual funds	(756,976)	804,143
Guaranteed investment contract	3,219	—

	$(812,947)	$711,881

    Individual investments that represent 5% or more of the fair value of the Plan's net assets are as follows:

	December 31
	2000	1999
Common stock:
Papa John's International, Inc.	$481,646	$144,850
Mutual funds:
Janus Aspen Aggressive Growth Fund	2,206,702	—
Fidelity Advisor Growth and Income Fund	2,048,687	—
NVEST Star Advisors Fund	998,280	—
Janus Aspen Balanced Retirement Fund	977,238	—
NVEST Bond Income Fund	779,594	—
Henssler Equity Fund	709,041	—
Janus Aspen Worldwide Fund	692,852	—
AIM Constellation Fund	—	2,040,609
AIM Value Fund	—	1,930,436
Oppenheimer Quest Opportunity Fund	—	906,803
Templeton Foreign Fund	—	605,404
American Balanced Fund	—	470,438
Davis New York Venture Fund	69,674	463,574
AIM Money Market Fund	4,389	458,986
Bond Fund of America	—	337,131
Investment at contract value:
MetLife Guaranteed Investment Contract	700,036	—

4. Tax Status

    The Company has not obtained a determination letter from the Internal Revenue Service stating the Plan is qualified under Section 401(a) of the IRC. However, the Company has represented that the Plan is qualified and, therefore, the related trust is exempt from taxation. MetLife, the new record keeper, plans to file a determination letter on the Plan's behalf for the 2001 Plan year.

Schedule

Papa John's International, Inc. 401(k) Plan

EIN: 61-1203323, Plan Number: 001

Schedule H, Line 4i—Schedule of Assets Held
for Investment Purposes At End of Year

December 31, 2000

Identity of Issue or Borrower	Description of Investment, Including Shares Held or Rate of Interest	Current Value
Common Stock:
* Papa John's International, Inc.	21,647 shares	$481,646
Mutual Funds:
Janus Aspen Aggressive Growth Fund	62,797 shares	2,206,702
Fidelity Advisor Growth and Income Fund	115,484 shares	2,048,687
NVEST Star Advisors Fund	56,850 shares	998,280
Janus Aspen Balanced Retirement Fund	39,741 shares	977,238
NVEST Bond Income Fund	67,673 shares	779,594
Henssler Equity Fund	52,135 shares	709,041
Janus Aspen Worldwide Fund	18,625 shares	692,852
Other	2,654 shares	73,182

		8,485,576
Investment Contract:
*MetLife Guaranteed Investment Contract	69,056 shares	700,036
Interest Bearing Cash	7,976 shares	7,976
Participant Loans	8.75% to 10.5% per annum	497,207

		$10,172,441

*
Represents party in interest to the Plan.

    Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

PAPA JOHN'S INTERNATIONAL, INC. 401(K) PLAN
Date: June 29, 2001	By:	/s/ J. DAVID FLANERY J. David Flanery Vice President—Finance and Controller

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Contents
Report of Independent Auditors
Statements of Net Assets Available for Benefits
Statements of Changes in Net Assets Available for Benefits
Notes to Financial Statements
Schedule H, Line 4i—Schedule of Assets Held for Investment Purposes At End of Year